Exhibit 99.1

Alps Group Inc Launches Patient-Derived Organoid Program to Advance Personalized Cancer Care in Southeast Asia

Agreement Marks Company’s Expansion into Precision Oncology Testing, with the Goal of Establishing Malaysia’s First Clinically Validated PDO Platform

KUALA LUMPUR, Malaysia – June 23, 2026 – Alps Group Inc (“Alps” or “the Company”) (Nasdaq: ALPS), an integrated biotechnology platform headquartered in Malaysia, today announced its expansion into patient-derived organoid (PDO) technology through a Research and Collaboration Agreement with Dr. Kong Wai Mun, Executive Director of Axiocell Biotech and a biomedical scientist with more than 17 years of experience in translational research and preclinical model development.

Under the agreement, Alps is launching an internal PDO program targeting personalized cancer treatment and preclinical drug screening, a fast-growing field in precision oncology. According to Future Market Insights, the global human organoids market was valued at approximately USD 91.8 million in 2026 and is projected to reach USD 349.5 million by 2036, growing at a CAGR of 14.3%. The global personalized cancer treatment market was valued at approximately USD 222.54 billion in 2026 and is projected to reach USD 332.37 billion by 2030, growing at a CAGR of 10.5%.1 Alps aims to develop Malaysia’s first clinically validated PDO platform with a defined regulatory pathway that includes obtaining MREC ethics approval and Medical Device Authority (MDA) regulatory registration to support clinical deployment and commercialization.

PDO technology involves growing three-dimensional “mini-tumors” from a patient’s own cancer tissue, allowing clinicians and researchers to evaluate how individual tumors may respond to different therapies. This approach is designed to improve treatment selection, accelerate drug development, and reduce reliance on animal testing.

Alps plans to establish a national PDO biobank to support preclinical drug screening and licensing services for pharmaceutical and CRO partners, with a long-term goal of positioning Malaysia as a regional hub for PDO-based translational research. The program has identified initial clinical interest across six major oncology centers in Malaysia. According to GLOBOCAN 2022, Malaysia records approximately 51,650 new cancer cases per year.2 The Malaysia National Cancer Registry Report further notes that 64.8% of cases are diagnosed at advanced stages.3

“PDO technology is a natural extension of Alps’ integrated platform, bringing together our existing genomic, manufacturing, and clinical capabilities to deliver truly personalized oncology care,” said Dr. Tham Seng Kong, Executive Director and Group Chief Executive Officer of Alps Group Inc. “By predicting how a patient’s tumor responds to treatment before therapy begins, PDO technology represents a meaningful step toward making advanced cancer care accessible and affordable for patients across Southeast Asia.”

1 Organoids market: Future Market Insights, Organoids Market Report (2026–2036). Global personalized cancer treatment market: The Business Research Company, Personalized Cancer Treatment Global Market Report 2026.

2 International Agency for Research on Cancer. Malaysia: GLOBOCAN 2022 Fact Sheet. World Health Organization.

3 National Cancer Registry Department, Institut Kanser Negara. Malaysia National Cancer Registry Report 2017–2021, p. 26. Ministry of Health Malaysia, 2025.

Kong Wai Mun, PhD, Executive Director of Axiocell Biotech, commented, “PDO technology holds significant promise in bridging the gap between laboratory research and clinical application. By enabling clinicians and researchers to evaluate how a patient’s tumor may respond to treatment before therapy is administered, PDO platforms have the potential to support more personalized approaches to cancer care. PDOs also serve as a powerful preclinical platform for translational research and can function as a form of early clinical trial simulation. This program represents an important step for precision oncology research in Malaysia, one that builds on world-class clinical expertise already present in the country while creating the infrastructure needed to translate that expertise into better outcomes for patients.”

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About Alps Group Inc

Alps Group Inc is a revenue-generating integrated biotechnology platform headquartered in Malaysia, operating across cell manufacturing, molecular diagnostics, and clinical delivery. Alps leverages revenue from its commercial businesses to support its clinical pipeline development, with a mission to make advanced precision medicine accessible and affordable across Southeast Asia.

Forward-Looking Statements

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Investor Relations Contact

Philip Carlson

KCSA Strategic Communications

Phone: 212.896.1233

Email: Alps@kcsa.com